UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
June 16, 2008

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	0-13091	05-0404671
--------------------	-------------------	--------------------
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)   Pursuant to the Washington Trust Bancorp, Inc. (the "Corporation") 2003 Stock Incentive Plan, as amended, on June 16, 2008, at a meeting of the Compensation Committee of the Board of Directors (the "Compensation Committee") of the Corporation, the Compensation Committee granted performance share awards (each an "Award" and together, the "Awards") to John C. Warren, the Chief Executive Officer of the Corporation, and John F. Treanor, the Chief Operating Officer of the Corporation. These Awards provide Mr. Warren and Mr. Treanor with the opportunity to earn shares of common stock, $0.0625 par value, of the Corporation (the "Common Stock"), the number of which will be determined pursuant to, and subject to the attainment of, performance goals during a specified measurement period. The performance goals are based on the Corporation's core return on equity ("ROE") and core earnings per share growth ("EPS Growth), with each metric having equal weighting (together, the "Performance Goals").

The Awards were granted for the purpose of more closely aligning the interests of the grantee with the interests of the Corporation's shareholders and providing an increased incentive for the grantee to work for the Corporation's long-term success.

The number of shares to be earned by Mr. Warren and Mr. Treanor ranges from zero to a maximum number, set forth in the table below, depending on the extent to which the Performance Goals are met:

Name	Position	Target Number of Shares of Common Stock	Maximum Number of Shares of Common Stock
John C. Warren	Chief Executive Officer	6,007	12,014
John F. Treanor	Chief Operating Officer	6,086	12,172

Mr. Warren's award will vest on April 30, 2010, Mr. Warren's anticipated retirement date, and Mr. Treanor's award will vest on June 16, 2011. Mr. Warren's Award was pro-rated to reflect the shortened vesting period.

The Performance Goals will be assessed against an industry index of New England and Mid Atlantic banks and thrifts with assets of $1 billion to $5 billion (the "Peer Group") during the measurement period. At the end of the measurement period, the Compensation Committee will determine the Corporation's percentile ranking for ROE and EPS Growth based on the Peer Group's ROE and EPS Growth during the measurement period. The Corporation must achieve threshold performance at the 25th percentile during the measurement period in order for the grantee to qualify for any award. Shares will become vested at the target award level for performance at the 50th percentile, with a straight line interpolation for performance from the 25th percentile to the 100th percentile as outlined below.



The Awards are subject to acceleration in the event of death of the grantee or a change in control of the Corporation and will accelerate on a pro-rated basis in the event of retirement or disability resulting in separation from employment prior to the applicable vesting date. In the event of death, change of control, retirement or disability, the measurement period will be shortened. In the event that there is not at least one completed calendar quarter in the shortened measurement period, the Award will be forfeited. Except as outlined above, the Awards are subject to forfeiture in the event of the grantee's termination of employment prior to the vesting date.

Dividend equivalents will be paid retroactively once the Award vests and the number of shares of Common Stock to be granted is determined by the Compensation Committee.

In the event the Corporation is required to prepare an accounting restatement due to the material noncompliance with any financial reporting requirement under the securities laws, each executive will be required to reimburse the Corporation for any portion of the Award that would not have become vested based upon the restated results.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WASHINGTON TRUST BANCORP, INC.

Date: June 20, 2008

By: /s/ David V. Devault

David V. Devault
Executive Vice President, Secretary, Treasurer and Chief Financial Officer